Flagstone Reinsurance Holdings Limited

Crawford House, 23 Church Street

Hamilton HM 11, Bermuda

March 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:  Sonia Barros

Re:	Flagstone Reinsurance Holdings Limited
File No. 333-138182

Dear Ms. Barros:

The undersigned, Flagstone Reinsurance Holdings Limited, issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 2:00 p.m. on March 29, 2007 or as soon as possible thereafter.

Management of Flagstone Reinsurance Holdings Limited is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Flagstone Reinsurance Holdings Limited from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Flagstone Reinsurance Holdings Limited may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours,

FLAGSTONE REINSURANCE
HOLDINGS LIMITED

By:	/s/ Mark Byrne
Name: Mark Byrne
Title: Executive Chairman